                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.   20549

     --------------------------------------------------------

                                 FORM 11-K

          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

     -----------------------------------------------------------

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [No Fee Required]

          FOR YEAR ENDED DECEMBER 31, 1996

                                    or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No fee required]

          For the transition period from         to
                                         -------    ---------
     -----------------------------------------------------

                      COMMISSION FILE NUMBER 0-17605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          YANKEE ENERGY SYSTEM, INC.
          401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          YANKEE ENERGY SYSTEM, INC.
          599 Research Parkway
          Meriden, CT 06450

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                    FINANCIAL STATEMENTS AND SCHEDULES
                        DECEMBER 31, 1996 AND 1995

                                   INDEX


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
  Statement of Net Assets Available for
    Benefits as of December 31, 1996

  Statement of Net Assets Available for
    Benefits as of December 31, 1995

  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL SCHEDULES:
  Schedule I:  Item 27a - Schedule of Assets Held
                 for Investment Purposes as of
                 December 31, 1996

  Schedule II: Item 27d - Schedule of Reportable
                 Transactions for the
                 Year Ended December 31, 1996


All schedules, except as set forth above, are omitted as not applicable or not required.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 ----------------------------------------


To the Plan Administrator of the

          Yankee Energy System, Inc.
          401(k) Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment purposes are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartford, Connecticut
May 16, 1997

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF DECEMBER 31, 1996


                                                  Merrill Lynch
                                                  Retirement
                                     Cash         Preservation
                                     Fund         Trust
                                   ----------     -------------
ASSETS:
     Cash                           $  3,289      $     -
     Short term investments             -          7,504,288
     Mutual funds                       -               -
     Common stock                       -               -
     Employer contributions
          receivable                    -              6,358
     Employee contributions
          receivable                    -             37,672
     Accrued interest receivable       6,058            -
                                    --------      ------------
          Total assets                 9,347       7,548,318
                                    --------      ------------

LIABILITIES:
     Note payable-long term             -               -
     Note payable-current               -               -
     Accounts payable                   -               -
                                    --------      -----------
          Total liabilities             -               -
                                    --------      -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $  9,347      $7,548,318
                                    =========     ===========



                                 Merrill Lynch
                                 Growth Fund       Northeast
                                 Investment and    Utilities
                                 Retirement        Stock
                                 Class A           Fund
                                 --------------   -----------
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                    5,444,954          -
     Common stock                         -        1,346,425
     Employer contributions
          receivable                     2,840          -
     Employee contributions
          receivable                    39,311          -
     Accrued interest receivable          -             -
                                    -----------   -----------
          Total assets               5,487,105     1,346,425
                                    -----------   -----------

LIABILITIES:
     Note payable-long term               -             -
     Note payable-current                 -             -
     Accounts payable                     -             -
                                    ----------    -----------
          Total liabilities               -             -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $5,487,105    $1,346,425
                                    ==========    ===========



                                    Merrill       Merrill
                                    Lynch         Lynch
                                    Basic Value   Capital
                                    Fund          Fund
                                    Class A       Class A
                                    -----------   ----------
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                    2,877,346     1,616,090
     Common stock                         -             -
     Employer contributions
          receivable                     1,691         1,439
     Employee contributions
          receivable                    24,489        14,483
     Accrued interest receivable          -             -
                                    -----------   -----------
          Total assets               2,903,526     1,632,012
                                    -----------   -----------

LIABILITIES:
     Note payable-long term               -             -
     Note payable-current                 -             -
     Accounts payable                     -             -
                                    ----------    -----------
          Total liabilities               -             -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $2,903,526    $1,632,012
                                    ==========    ==========




                                                  Merrill
                                                  Lynch
                                    YES, Inc.     Global
                                    Loan          Allocation
                                    Fund          Fund Class A
                                    ----------    ------------
ASSETS:
     Cash                           $     -       $     -
     Short term investments            641,534          -
     Mutual funds                         -          383,005
     Common stock                         -             -
     Employer contributions
          receivable                      -              430
     Employee contributions
          receivable                      -            6,452
     Accrued interest receivable          -             -
                                    -----------   -----------
          Total assets                 641,534       389,887
                                    -----------   -----------

LIABILITIES:
     Note payable-long term              -              -
     Note payable-current                -              -
     Accounts payable                    -              -
                                    ----------    -----------
          Total liabilities              -              -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $  641,534    $  389,887
                                    ==========    ==========





                                                  YES, Inc.
                                   YES, Inc.      Voluntary
                                   Allocation     Stock
                                   Fund           Fund
                                   ----------     ---------
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                         -             -
     Common stock                    3,004,905     1,752,396
     Employer contributions
          receivable                   453,532         2,015
     Employee contributions
          receivable                      -           10,950
     Accrued interest receivable          -             -
                                    -----------   -----------
          Total assets               3,458,437     1,765,361
                                    -----------   -----------

LIABILITIES:
     Note payable-long term               -             -
     Note payable-current                 -             -
     Accounts payable                     -             -
                                    ----------    -----------
          Total liabilities               -             -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $3,458,437    $1,765,361
                                    ==========    ==========




                                   Loan           1996
                                   Suspense       Total
                                   --------       ----------
ASSETS:
     Cash                           $     -       $     3,289
     Short term investments               -         8,145,822
     Mutual funds                         -        10,321,395
     Common stock                    2,235,151      8,338,877
     Employer contributions
          receivable                      -           468,305
     Employee contributions
          receivable                      -           133,357
     Accrued interest receivable          -             6,058
                                    -----------   -----------
          Total assets               2,235,151     27,417,103
                                    -----------   -----------

LIABILITIES:
     Note payable-long term            600,000        600,000
     Note payable-current              400,000        400,000
     Accounts payable                     -              -
                                    ----------    -----------
          Total liabilities          1,000,000      1,000,000
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $1,235,151    $26,417,103
                                    ==========    ===========


The accompanying notes are an integral part of these financial statements.

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          AS OF DECEMBER 31, 1995

                                             Merrill Lynch
                                             Retirement
                                 Cash        Preservation
                                 Fund        Trust
                                -------      ------------
ASSETS:
    Cash                        $       -       $     -
    Short term investments              -        7,512,415
    Mutual funds                        -             -
    Common stock                        -             -
    Employer contributions
      receivable                        -             -
    Employee contributions
      receivable                        -           47,218
                                   ----------   ----------
          Total assets                  -        7,559,633
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                  38,043          -
                                   ----------   ----------
        Total liabilities             38,043          -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $   (38,043)   $7,559,633
                                 ============   ==========



                              Merrill Lynch
                              Growth Fund         Northeast
                              Investment and      Utilities
                              Retirement          Stock
                              Class A             Fund
                              --------------      ---------
ASSETS:
    Cash                        $       -       $     -
    Short term investments              -             -
    Mutual funds                   3,879,539          -
    Common stock                        -        2,919,374
    Employer contributions
      receivable                        -             -
    Employee contributions
      receivable                      32,639          -
                                   ----------   ----------
          Total assets             3,912,178     2,919,374
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 3,912,178    $2,919,374
                                  ===========   ==========


                              Merrill Lynch
                              Basic Value     Merrill Lynch
                              Fund            Capital Fund
                              Class A         Class A
                              -------------   -------------
ASSETS:
    Cash                        $       -       $     -
    Short term investments              -             -
    Mutual funds                   2,179,247     1,254,357
    Common stock                        -             -
    Employer contributions
      receivable                        -             -
    Employee contributions
      receivable                      21,511        13,136
                                   ----------   ----------
          Total assets              2,200,758    1,267,493
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 2,200,758    $1,267,493
                                  ===========   ==========


                                             Merrill Lynch
                                 Yes, Inc.   Global
                                 Loan        Allocation
                                 Fund        Fund Class A
                                 ---------   ------------
ASSETS:
    Cash                        $       -       $     -
    Short term investments           339,450          -
    Mutual funds                        -          102,222
    Common stock                        -             -
    Employer contributions
      receivable                        -             -
    Employee contributions
      receivable                        -            1,780
                                   ----------   ----------
          Total assets               339,450       104,002
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $   339,450    $  104,002
                                  ===========   ==========



                                YES, Inc.         YES, Inc.
                                Allocation        Voluntary
                                Fund              Stock Fund
                                ----------        ----------
ASSETS:
    Cash                        $       -       $     -
    Short term investments              -             -
    Mutual funds                        -             -
    Common stock                   3,497,219     1,956,448
    Employer contributions
      receivable                     520,568          -
    Employee contributions
      receivable                        -           12,775
                                   ----------   ----------
          Total assets             4,017,787     1,969,223
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 4,017,787    $1,969,223
                                  ===========   ==========


                                 Loan             1995
                                 Suspense         Total
                                 --------         -----
ASSETS:
    Cash                        $       -       $     -
    Short term investments              -        7,851,865
    Mutual funds                        -        7,415,365
    Common stock                   3,160,921    11,533,962
    Employer contributions
      receivable                        -          520,568
    Employee contributions
      receivable                        -          129,059
                                   ----------   ----------
          Total assets             3,160,921    27,450,819
                                   ----------   ----------

LIABILITIES:

    Note payable-long term         1,000,000     1,000,000
    Note payable-current             400,000       400,000
    Accounts payable                  47,748        85,791
                                   ----------   ----------
        Total liabilities          1,447,748     1,485,791
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 1,713,173   $25,965,028
                                 ===========   ===========


The accompanying notes are an integral part of these financial statements.

                       YANKEE ENERGY SYSTEM, INC.
                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         AS OF DECEMBER 31, 1996

                                             Participant Directed
                                             --------------------
                                             Merrill Lynch
                                   Cash      Retirement
                                   Fund      Preservation Trust
                                   ------    ------------------
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $  522,829
    Employer contributions              -           92,877
    Interfund transfers                 -        8,015,932
    Earnings -
        Interest                       3,902        16,054
        Dividends                       -          460,811
        Realized gain (loss)            -             -
        Unrealized gain (loss)          -             -
                                -------------  ------------
    Total additions                    3,902     9,108,503
                                ------------   ------------
DEDUCTIONS:

    Interfund transfers                 -        8,304,202
    Benefit payments                 (43,488)      815,616
    Interest expense                    -             -
                                ------------    ----------
        Total deductions             (43,488)    9,119,818
                                ------------    ----------
    Net increase (decrease)           47,390       (11,315)

NET ASSETS AVAILABLE FOR
BENEFITS, beginning of year          (38,043)    7,559,633
                                ------------    ----------
NET ASSETS AVAILABLE FOR
BENEFITS, end of year           $     9,347     $7,548,318
                                 ===========    ==========




                                   Participant Directed
                              --------------------------------
                              Merrill Lynch
                              Growth Fund         Northeast
                              Investment and      Utilities
                              Retirement          Stock
                              Class A             Fund
                              --------------      ----------
ADDITIONS:
    Employee contributions
      and rollovers              $   455,932    $     -
    Employer contributions            36,917          -
    Interfund transfers              514,186          -
    Earnings -
        Interest                      10,252          -
        Dividends                    403,618       180,442
        Realized gain (loss)          18,955      (174,552)
        Unrealized gain (loss)       767,965    (1,123,798)
                                -------------  ------------
    Total additions                2,207,825    (1,117,908)
                                ------------   ------------
DEDUCTIONS:

    Interfund transfers              536,912       284,207
    Benefit payments                  95,986       170,834
    Interest expense                    -             -
                                ------------    ----------
        Total deductions             632,898       455,041
                                ------------    ----------
    Net increase (decrease)        1,574,927    (1,572,949)

NET ASSETS AVAILABLE FOR
BENEFITS, beginning of year        3,912,178     2,919,374
                                ------------    ----------
NET ASSETS AVAILABLE FOR
BENEFITS, end of year            $ 5,487,105   $ 1,346,425
                                 ===========    ==========



                                   Participant Directed
                              --------------------------------
                               Merrill Lynch      Merrill Lynch
                               Basic Value        Capital
                               Fund               Fund
                               Class A            Class A
                               -------------      -------------
ADDITIONS:
    Employee contributions
      and rollovers              $   305,796    $  178,113
    Employer contributions            22,085        19,631
    Interfund transfers              286,737       221,832
    Earnings -
        Interest                       5,230         4,965
        Dividends                    189,645       152,542
        Realized gain (loss)          23,071         4,282
        Unrealized gain (loss)       201,889        19,176
                                -------------  ------------
    Total additions                1,034,453       600,541
                                ------------   ------------
DEDUCTIONS:

    Interfund transfers               99,466       102,754
    Benefit payments                 232,219       133,268
    Interest expense                    -             -
                                ------------    ----------
        Total deductions             331,685       236,022
                                ------------    ----------
    Net increase (decrease)          702,768       364,519

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year        2,200,758     1,267,493
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year            $ 2,903,526   $ 1,632,012
                                 ===========    ==========


                                                  Participant
                                                  Directed
                                                  --------------
                                                  Merrill Lynch
                                                  Global
                                  YES, Inc.       Allocation
                                  Loan Fund       Fund Class A
                                  ---------       ------------
ADDITIONS:
    Employee contributions
      and rollovers              $      -       $   58,146
    Employer contributions              -            4,058
    Interfund transfers             (157,164)      197,097
    Earnings -
        Interest                        -              726
        Dividends                       -           34,166
        Realized gain (loss)            -              122
        Unrealized gain (loss)          -            5,192
                                -------------  ------------
    Total additions                 (157,164)      299,507
                                -------------  ------------
DEDUCTIONS:

    Interfund transfers             (464,282)        5,546
    Benefit payments                   5,034         8,076
    Interest expense                    -             -
                                ------------    ----------
        Total deductions            (459,248)       13,622
                                ------------    ----------
    Net increase (decrease)          302,084       285,885

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year          339,450       104,002
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year            $   641,534   $   389,887
                                 ===========    ==========


                                                  Participant
                                                  Directed
                                                  --------------
                                   YES, Inc.      YES, Inc.
                                   Allocation     Voluntary
                                   Fund           Stock Fund
                                   ----------     ----------
ADDITIONS:
    Employee contributions
      and rollovers              $      -       $  153,995
    Employer contributions           454,268        25,290
    Interfund transfers                 -           70,522
    Earnings -
        Interest                        -            8,565
        Dividends                        155       126,651
        Realized gain (loss)          (1,417)          869
        Unrealized gain (loss)      (593,296)     (315,788)
                                -------------  ------------
    Total additions                 (140,290)       70,104
                                -------------  ------------
DEDUCTIONS:

    Interfund transfers              120,423       159,914
    Benefit payments                 298,637       114,052
    Interest expense                    -             -
                                ------------    ----------
        Total deductions             419,060       273,966
                                ------------    ----------
    Net increase (decrease)         (559,350)     (203,862)

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year        4,017,787     1,969,223
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year            $ 3,458,437   $ 1,765,361
                                 ===========    ==========


                                   Loan           1996
                                   Suspense       Total
                                   --------       -----
ADDITIONS:
    Employee contributions
      and rollovers              $      -       $1,674,811
    Employer contributions              -          655,126
    Interfund transfers                 -        9,149,142
    Earnings -
        Interest                        -           49,694
        Dividends                       -        1,548,030
        Realized gain (loss)            -         (128,670)
        Unrealized gain (loss)      (525,770)   (1,564,430)
                                -------------  ------------
    Total additions                 (525,770)   11,383,703
                                -------------  ------------
DEDUCTIONS:

    Interfund transfers                 -        9,149,142
    Benefit payments                    -        1,830,234
    Interest expense                 (47,748)      (47,748)
                                ------------    ----------
        Total deductions             (47,748)   10,931,628
                                ------------    ----------
    Net increase (decrease)         (478,022)      452,075

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year        1,713,173    25,965,028
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year            $ 1,235,151   $26,417,103
                                 ===========    ==========

The accompanying notes are an integral part of these financial statements.

                        YANKEE ENERGY SYSTEM, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          AS OF DECEMBER 31, 1995

                                                  Participant
                                                  Directed
                                                  -------------
                                                  Merrill Lynch
                                                  Retirement
                                Cash              Preservation
                                Fund              Trust
                              ----------          ------------
ADDITIONS:
  Employee contributions
     and rollovers            $       484         $   313,456
  Employer contributions               75              40,688
  Interfund transfers in             -                701,762
  Earnings -
     Interest                       1,976             294,991
     Dividends                       -                236,084
     Realized gain (loss)            -                   -
     Unrealized gain (loss)          -                (22,877)
                              ---------------     ---------------
       Total additions              2,535           1,564,104
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out            -              1,087,104
  Benefit payments                 40,578           1,212,743
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions            40,578           2,299,847
                              ---------------     ---------------

       Net increase (decrease)    (38,043)           (735,743)

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                            -              8,295,376
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $   (38,043)        $ 7,559,633
                              ================    ===============



                                     Participant Directed
                              ----------------------------------
                              Merrill Lynch
                              Growth Fund         Northeast
                              Investment and      Utilities
                              Retirement          Stock
                              Class A             Fund
                              ---------------     ----------
ADDITIONS:
  Employee contributions
     and rollovers            $   188,709         $      -
  Employer contributions           11,886                -
  Interfund transfers in          577,708                 659
  Earnings -
     Interest                       7,725               5,000
     Dividends                    373,003             185,707
     Realized gain (loss)         863,491             160,463
     Unrealized gain (loss)      (481,778)            188,451
                              ---------------     ---------------
       Total additions          1,540,744             540,280
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out         113,178             263,290
  Benefit payments                187,699             390,859
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions           300,877             654,149
                              ---------------     ---------------

       Net increase (decrease)  1,239,867            (113,869)

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                       2,672,311           3,033,243
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $ 3,912,178         $ 2,919,374
                              ================    ===============




                                     Participant Directed
                              ----------------------------------
                              Merrill Lynch
                              Basic Value         Merrill Lynch
                              Fund                Capital Fund
                              Class A             Class A
                              -------------       -------------
ADDITIONS:
  Employee contributions
     and rollovers            $   131,978         $    79,756
  Employer contributions            7,445               5,832
  Interfund transfers in          547,983             236,685
  Earnings -
     Interest                       5,022               2,929
     Dividends                     99,439             100,563
     Realized gain (loss)         272,856              80,609
     Unrealized gain (loss)        62,859              45,714
                              ---------------     ---------------
       Total additions          1,127,582             552,088
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out         116,244              84,509
  Benefit payments                153,386             139,107
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions           269,630             233,616
                              ---------------     ---------------

       Net increase (decrease)    857,952             328,472

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                       1,342,806             939,021
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $ 2,200,758         $ 1,267,493
                              ================    ===============



                                                  Participant
                                                  Directed
                                                  --------------
                                                  Merrill Lynch
                              YES, Inc.           Global
                                Loan              Allocation
                                Fund              Fund Class A
                              ---------           ------------
ADDITIONS:
  Employee contributions
     and rollovers            $      -            $     5,102
  Employer contributions             -                    406
  Interfund transfers in           (3,796)             95,271
  Earnings -
     Interest                        -                     30
     Dividends                       -                  6,303
     Realized gain (loss)            -                   -
     Unrealized gain (loss)          -                 (3,034)
                              ---------------     ---------------
       Total additions             (3,796)            104,078
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out        (343,246)                 76
  Benefit payments                   -                   -
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions          (343,246)                 76
                              ---------------     ---------------

       Net increase (decrease)    339,450             104,002

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                            -                   -
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $   339,450         $   104,002
                              ================    ===============



                                                  Participant
                                                  Directed
                                                  -------------
                                                  YES, Inc.
                              YES, Inc.           Voluntary
                              Allocation          Stock
                              Fund                Fund
                              ----------          ---------
ADDITIONS:
  Employee contributions
     and rollovers            $      -            $    87,135
  Employer contributions          568,448              11,106
  Interfund transfers in             -                303,057
  Earnings -
     Interest                      57,913               1,687
     Dividends                     91,380              63,138
     Realized gain (loss)          (7,508)              2,495
     Unrealized gain (loss)       484,326             261,367
                              ---------------     ---------------
       Total additions          1,194,559             729,985
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out            -                132,980
  Benefit payments                375,767              43,943
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions           375,767             176,923
                              ---------------     ---------------

       Net increase (decrease)    818,792             553,062

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                       3,198,995           1,416,161
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $ 4,017,787         $ 1,969,223
                              ================    ===============



                               Loan               1995
                               Suspense           Total
                               --------           -----
ADDITIONS:
  Employee contributions
     and rollovers            $   974,201         $ 1,780,821
  Employer contributions          110,986             756,872
  Interfund transfers in             -              2,459,329
  Earnings -
     Interest                      27,680             404,953
     Dividends                    117,186           1,272,803
     Realized gain (loss)            -              1,372,406
     Unrealized gain (loss)       713,832           1,248,860
                              ---------------     ---------------
       Total additions          1,943,885           9,296,044
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out       1,005,194           2,459,329
  Benefit payments                   -              2,544,082
  Interest expense                199,931             199,931
                              ---------------     ---------------
       Total deductions         1,205,125           5,203,342
                              ---------------     ---------------

       Net increase (decrease)    738,760          4,092,702

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                         974,413          21,872,326
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $ 1,713,173         $25,965,028
                              ================    ===============


The accompanying notes are an integral part of these financial statements.

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                        DECEMBER 31, 1996 AND 1995


1.   Establishment of The Plan:
     -------------------------
     The Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) was established and effective on July 1, 1989 (the effective date) following the divestiture of the gas business of the Connecticut Light and Power Company (CL&P), a wholly owned subsidiary of Northeast Utilities (NU), and the related creation of Yankee Energy System, Inc. (YES). Each transferred gas employee participating in the Northeast Utilities Tax Reduction Act Employee Stock Ownership Plan (TRAESOP), Payroll Based Employee Stock Ownership Plan (PAYSOP) or Supplemental Retirement Savings Plan became a participant in the Plan effective July 1, 1989. Participant account balances and $7,203,056 in assets were transferred to the Plan on the effective date. The assets were comprised of NU common stock and cash.

2.   Plan Description:
     ----------------

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General -
     -------

     The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to eligible employees. Participation in the Plan is voluntary. Union employees become eligible to participate on the first day of the month following the completion of one year of service. Non-union employees become eligible to participate on the first day of the month following the completion of six months of service.

     Contributions -
     -------------

     Participants contribute between 1% and 12% of compensation subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employees' discretion. YES matches 100% of non-union employee pre-tax contributions annually up to 3% of compensation and 50% of union employee pre-tax contributions each month up to 5% of compensation.

     Benefit payments -
     ----------------

     Unless a participant elects otherwise, benefit distributions are made in a lump sum not later than sixty days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum. Distribution will commence not later than 90 days following the Plan year end in which the participant attains age 70 and one half years.

     Vesting -
     -------

     Non-union employees become 100% vested upon commencing participation in the Plan. Union employees shall at all times be fully vested in employee contributions and will vest in the employer contributions in accordance with the following schedule:


          Years of Service           Vesting %
          ----------------           --------
               1                         20%
               2                         40%
               3                         60%
               4                         80%
               5 or more                100%





     The account balances of union employees, as of June 3, 1989, formerly participating in the NU Supplemental Retirement
     Savings Plan and NU TRAESOP and PAYSOP became fully vested on July 1, 1989.

     Not withstanding the foregoing, union participants shall be fully vested in employer contributions upon reaching age 65 or in the event of death or total disability. Any union employee forfeitures will be used to reduce future employer contributions.

     Loans -
     -----
     Participants may borrow up to the lesser of 50% of the participants vested interest in his total account or $50,000, reduced by the highest outstanding balance of loans from the Plan during the one-year period preceding the date of the loan.

     Investment options -
     ------------------

     The Plan consists of ten funds as follows:

          Cash Fund -
               Represents a cash fund which is used as a temporary account for overnight transactions and features an investment sweep option to earn interest daily.

          Merrill Lynch Retirement Preservation Trust -
               Provides preservation of participants'
               investments, liquidity and current income that is typically higher than money market funds.

          Merrill Lynch Growth Fund for Investment and Retirement
          Class A -
               Invests in securities, primarily equities.

          Northeast Utilities Stock Fund -
               Account maintains Northeast Utilities stock belonging to transferred CL&P and Northeast Utilities Service Company (NUSCO) employees formerly participating in the NU Supplemental Retirement Savings Plan.

          Merrill Lynch Basic Value Fund Class A -
               Invests in securities, primarily equities.

          Merrill Lynch Capital Fund Class A -
               Invests in equity securities, corporate bonds and money market securities.

          YES, Inc. Loan Fund -
               Represents a clearing account for participant loans.

          Merrill Lynch Global Allocation Fund Class A -
               Invests in U.S. and foreign equity, debt and money market securities.

          YES, Inc. Allocation Fund -
               Represents the employer matching fund which invests in Yankee Energy System, Inc. common stock.

          YES, Inc. Voluntary Stock Fund -
               Invests in Yankee Energy System, Inc. common stock.

3.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Basis of accounting -
     -------------------

     The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

     Administrative expenses -
     -----------------------

     Administrative expenses of the Plan are paid from the Plan assets unless paid by Yankee Energy System, Inc. (the Company). Administrative expenses of approximately $41,000 and $50,000 were paid by the Company in 1996 and 1995, respectively.

     Valuation of investments -
     ------------------------

     The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

     Use of estimates in the preparation of financial statements-
     -----------------------------------------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

4.   Investments:
     -----------

     The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1996 and 1995 are as follows:



                                        1996           1995
                                        ----           ----

     Yankee Energy System, Inc.
       common stock                    $6,992,452      $8,614,588

     Northeast Utilities common stock   1,346,425       2,919,374

     Merrill Lynch Growth Fund
       Investment and
       Retirement Class A               5,444,954       3,879,539

     Merrill Lynch Retirement
       Preservation Trust
       Money Market                     7,504,288       7,512,415

     Merrill Lynch Basic Value
       Fund Class A                     2,877,346       2,179,247

     Merrill Lynch Capital
       Fund Class A                     1,616,090           -


     During 1996, the Plan's investments depreciated in fair value by $1,693,100 as follows:

                                             Net (Depreciation)
                                             Appreciation
                                             in Fair Value
                                             During Year
                                             -------------

     Year ended December 31, 1996:

     Fair value as determined by quoted market value:

            Mutual funds                     $ 1,040,652
            YES, Inc. common stock            (1,435,402)
            NU common stock                   (1,298,350)
                                             -----------
                                             $(1,693,100)
                                             ===========

     During 1995, the Plan's investments appreciated in fair value by $2,621,266, as follows:


                                             Net Appreciation
                                             (Depreciation)
                                             in Fair Value
                                             During Year
                                             -----------------

     Year ended December 31, 1995:

     Fair value as determined by quoted market value:

          Short term investments             $   (22,877)
          Mutual funds                         1,554,549
          YES, Inc. common stock                 740,680
          NU common stock                        348,914
                                             -----------
                                              $2,621,266
                                             ===========

5.   Note Payable:
     ------------

     The Plan has secured a $4,000,000 loan from a commercial bank to Fleet Bank, N.A., the former trustee, the proceeds of which were used to buy YES common stock for the Plan.
     YES has guaranteed the loan. The loan will be repaid over a ten year period ending July 1, 1999 at $400,000 per year plus interest at a rate of 10.38%. Employer non-union matching contributions are used to make annual principal payments. Interest is paid from the earnings of the YES, Inc. loan fund. As the loan is paid down, an equivalent amount of YES stock, which serves as collateral, is released and allocated to participants.

6.   Tax Status:
     ----------

     The Plan obtained its latest determination letter on March 20, 1996 in which the Internal Revenue Service stated that the form of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the determination letter was received. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified as of the financial statement date.

7.   Voting Rights:
     -------------

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his account and is notified by Merrill Lynch (the Trustee) prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

8.   Termination of the Plan:
     -----------------------

     YES may suspend, terminate, or completely discontinue contributions under the Plan with respect to its employees subject to the provisions of the Employee Retirement Income
     Security Act of 1974 relating to plan terminations.

     Upon termination or partial termination of the Plan, the rights of all affected participants to their accounts to the date of such termination shall be fully vested to the extent funded.

9.   Plan Amendment:
     --------------

     The Plan was amended during 1995 to increase the maximum supplemental contribution for participants from 10% to 12% of compensation. The Plan was also amended to allow for participant loans. No amendments were made to the Plan in 1996.

10.  Reconciliation to Form 5500:
     ---------------------------

     Net assets available for plan benefits in the Form 5500 include amounts payable to participants of $0 and $5,000 as of December 31, 1996 and 1995, respectively.

     The Form 5500 has been prepared in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure. Accordingly, the Form 5500 includes this amount for benefits payable to participants as of December 31, 1995 who have elected to withdraw from the plan but have not yet received their distribution. The attached financial statements do not include this amount as benefits payable. There is no corresponding payable for 1996.

                                                  SCHEDULE I
                                                  EIN# 06-1236430
                                                  PLAN# 001

                     YANKEE ENERGY SYSTEM, INC.
               401 (k) EMPLOYEE STOCK OWNERSHIP PLAN
      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       AS OF DECEMBER 31, 1996

                                      (c)Description of
                                        investment, including
                                        maturity date, rate of
(a)(b) Identity of issue, borrower      interest, collateral
       lessor or similar party          par or maturity value
----------------------------------    ------------------------
     Common Stock:
     ------------

*Yankee Energy System, Inc.                327,132 shares

*Northeast Utilities                       102,585 shares

          Total common stock

     Mutual Funds:
     ------------

*Merrill Lynch Growth Fund
   Investment and Retirement
   Class A                                 208,379 shares

*Merrill Lynch Basic Value
   Fund Class A                             92,818 shares

*Merrill Lynch Capital Fund
   Class A                                  52,048 shares

*Merrill Lynch Global
   Allocation Fund Class A                  26,323 shares

          Total Mutual Funds

     Short Term Investments:
     ----------------------

*Merrill Lynch Retirement
   Preservation Trust                    7,504,288 shares

*YES, Inc. Loan Fund                       641,535 shares

          Total short term
            investments

          Total investments


*Indicates a party in interest.

The accompanying notes are an integral part of this schedule.


(a)(b) Identity of issue, borrower               (e) Current
      lessor or similar party        (d) Cost       Value
----------------------------------    --------    ----------
     Common Stock:
     ------------

*Yankee Energy System, Inc.          $ 7,155,318   $ 6,992,452

*Northeast Utilities                   2,264,340     1,346,425
                                     -----------   -----------
          Total common stock           9,419,658     8,338,877
                                     -----------   -----------
     Mutual Funds:
     ------------

*Merrill Lynch Growth Fund
   Investment and Retirement
   Class A                             4,793,483     5,444,954

*Merrill Lynch Basic Value
   Fund Class A                        2,600,099     2,877,346

*Merrill Lynch Capital Fund
   Class A                             1,578,243     1,616,090

*Merrill Lynch Global
   Allocation Fund Class A               380,846       383,005
                                     -----------   -----------
          Total Mutual Funds           9,352,671    10,321,395
                                     -----------   -----------
     Short Term Investments:
     ----------------------

*Merrill Lynch Retirement
   Preservation Trust                  7,504,288     7,504,288

*YES, Inc. Loan Fund                     641,534       641,534
                                     -----------   -----------
          Total short term
            investments                8,145,822     8,145,822
                                     -----------   -----------
          Total investments          $26,918,151   $26,806,094
                                     ===========   ===========

*Indicates a party in interest.

The accompanying notes are an integral part of this schedule.

                                                  SCHEDULE II
                                                  EIN# 06-1236430
                                                  PLAN# 001

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1996


(a) Identity of     (b) Description          (c) Purchase
 party involved         of asset                 price
---------------     ---------------          ------------

Merrill Lynch       Retirement
                    Preservation Trust       $9,101,275
                                                   -

Merrill Lynch       Growth Fund
                    Class A                   1,397,254
                                                   -



(a) Identity of     (b) Description          (d) Selling
 party involved         of asset                 price
---------------     ---------------          ------------

Merrill Lynch       Retirement
                    Preservation Trust       $     -
                                              9,119,821

Merrill Lynch       Growth Fund
                    Class A                        -
                                                613,648



(a) Identity of     (b) Description          (e) Lease
 party involved         of asset                 Rental
---------------     ---------------          ------------

Merrill Lynch       Retirement
                    Preservation Trust        $    -
                                                   -

Merrill Lynch       Growth Fund
                    Class A                        -
                                                   -



(a) Identity of     (b) Description          (f) Expense incurred
 party involved         of asset                 with transaction
---------------     ---------------          --------------------
Merrill Lynch       Retirement
                    Preservation Trust        $    -
                                                   -

Merrill Lynch       Growth Fund
                    Class A                        -
                                                   -



(a) Identity of     (b) Description          (g) Cost of
 party involved         of asset                 asset
---------------     ---------------          ------------
Merrill Lynch       Retirement
                    Preservation Trust       $     -
                                              9,119,821

Merrill Lynch       Growth Fund
                    Class A                        -
                                                594,692


                                             (h) Current value
(a) Identity of     (b) Description              of an asset on
 party involved         of asset                 transaction date
---------------     ---------------          --------------------
Merrill Lynch       Retirement
                    Preservation Trust       $9,101,275
                                             $9,119,821

Merrill Lynch       Growth Fund
                    Class A                   1,397,254
                                                613,648



(a) Identity of     (b) Description          (i) Net gain
 party involved         of asset                 or (loss)
---------------     ---------------          ------------
Merrill Lynch       Retirement
                    Preservation Trust       $     -
                                                   -

Merrill Lynch       Growth Fund
                    Class A                        -
                                                 18,956



The accompanying notes are an integral part of this schedule.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Form 11-K has been signed below by the following persons in the capacities indicated.

Date           Title                    Signature

June 27, 1997  Chairman, President and  /s/Branko Terzic
               Chief Executive Officer  ----------------------
                                        Branko Terzic


June 27, 1997  Vice President and       /s/Michael E. Bielonko
               Chief Financial Officer  ----------------------
                                        Michael E. Bielonko


June 27, 1997  Controller               /s/Nicholas A. Rinaldi
                                        ----------------------
                                        Nicholas A. Rinaldi


June 27, 1997  Director
                                        ----------------------
                                        Sanford Cloud, Jr.


June 27, 1997  Director                 /s/ Eileen S. Kraus
                                        -----------------------
                                        Eileen S. Kraus


June 27, 1997  Director                 /s/Frederick M. Lowther
                                        -----------------------
                                        Frederick M. Lowther


June 27, 1997  Director                 /s/ Emery G. Olcott
                                        -----------------------
                                        Emery G. Olcott


June 27, 1997  Director                 /s/ John J. Rando
                                        ------------------------
                                        John J. Rando

June 27, 1997  Director
                                        ----------------------
                                        Nicholas L. Trivisonno


June 27, 1997  Director                 /s/ Patricia M. Worthy
                                        -----------------------
                                        Patricia M. Worthy